Gregory Merz Special Regulatory Counsel d 202.416.5846 f 202.416.6899 gmerz@proskauer.com www.proskauer.com

March 7, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: American Real Estate Income Fund (File Nos. 333-176316 & 811-22599)

Ladies and Gentlemen:

On behalf of American Real Estate Income Fund, a Delaware statutory trust (the “Fund”), we hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (“Registration Statement”), as filed with the Commission via EDGAR on March 6, 2014.

The sole purpose for filing Post-Effective Amendment No. 1 to the Registration Statement was to file certain additional exhibits to Registration Statement. We requested that this filing be granted immediate effectiveness pursuant to Rule 486(b) under the Securities Act of 1933, as amended (the “Securities Act”). However, we have since been informed by the Staff that the proper procedure to follow for an “exhibits only” filing such as this one is to file an amended registration statement pursuant to Rule 462(d) under the Securities Act (a so-called POS EX filing).

Concurrent with the submission of this withdrawal request, the Fund is refiling Post-Effective Amendment No. 1 to the Registration Statement pursuant to Rule 462(d).

If you have any questions, please do not hesitate to give me a call at (202) 416-5846.

Sincerely, /s/ Gregory Merz Gregory Merz